Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2008	2009	2010	2011	2012 (1)

Income (loss) from continuing operations before income tax	$480,817	$572,204	$597,923	$569,385	$(543,140)

Add:
Fixed charges	269,020	290,952	423,578	481,238	593,981
Amortization of capitalized interest	8,244	9,541	10,396	21,086	38,720

Less:
Interest capitalized	10,345	12,490	10,819	76,204	127,189
Equity in (losses) gains of unconsolidated affiliates	—	—	—	—	—
Losses attributable to minority interests	—	—	—	—	—
Earnings (losses) as adjusted	$747,736	$860,207	$1,021,078	$995,505	$(37,628)

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$205,516	$223,476	$344,999	$322,111	$373,253
Interest capitalized	10,345	12,490	10,819	76,204	127,189
Portion of rent expense representative of interest (30%)	53,159	54,986	67,760	82,923	93,539
Fixed charges	$269,020	$290,952	$423,578	$481,238	$593,981

Ratio of earnings to fixed charges	2.78	2.96	2.41	2.07	—

(1) Due to our loss from continuing operations before income tax for the year ended December 31, 2012, the ratio coverage was less than 1:1 for this period. We would have needed to generate approximately an additional $632.0 million in income from continuing operations before income tax to achieve coverage of 1:1 for the year ended December 31, 2012.